UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 29, 2007**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast	
Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On November 29, 2007, Robert G. Bohn gave notice of his resignation as a member of the board of directors of Graco Inc. (the "Company") effective January 1, 2008. Mr. Bohn's resignation is not due to any disagreement with the Company.

A copy of Mr. Bohn's letter of resignation, dated November 29, 2007, is attached as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

99.1   Letter of Resignation, dated November 29, 2007

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.



Date: December 5, 2007   By:_____

Karen Park Gallivan

Its: Vice President, General Counsel and Secretary

Exhibit 99.1

OSHKOSH TRUCK CORPORATION



ISO 9001 CERTIFIED

2307 OREGON STREET

POST OFFICE BOX 2566

OSHKOSH. WISCONSIN 54903-2566

920-235-9151

November 29, 2007

Mr. Lee R. Mitau, Chairman of the Board
Mr. Patrick J. McHale, President and CEO
Graco Inc.
88 11th Avenue NE
Minneapolis, MN 55413

Dear Lee and Pat:

Please accept this as formal notice of my resignation from the Board of Directors effective January 1, 2008. Because of my schedule, I will not be available to attend the Management Organization & Compensation Committee meeting scheduled for December 6 or the Board meeting scheduled for December 7.

When I joined the Graco Board in 1999, it was my intent to only serve for eight to ten years. I feel that it is important for companies to bring in new talent to their Board every few years. It is that time for me to move on and look for other opportunities where my expertise can benefit a growing company and for Graco to bring in a new set of eyes to their Board.

During my time with Graco, I have seen a number of changes and have watched the company grow in a positive direction. I have a great deal of respect for the Company, the Board of Directors, the employees and the shareholders. I wish all the best to Graco in the future.

Sincerely,

Robert G Bohn
Chairman and Chief Executive Officer

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GRACO

December 5, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Ladies and Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with Item 5.02, Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures